1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2011
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date January 13, 2011	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

IMPORTANT

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Aluminum Corporation of China Limited, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

(1) PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION;
(2) PROPOSED ISSUE OF DEBT FINANCING INSTRUMENTS; AND
NOTICE OF 2011 FIRST EGM

The notice convening the EGM to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Monday, 28 February 2011 at 9:00 a.m. is set out on pages 6 to 8 of this circular.

Reply slip and proxy form for use at the EGM are enclosed and are also published on the website of The Stock Exchange of Hong Kong Limited (www.hkexnews.hk). Shareholders who intend to attend the EGM shall complete and return the reply slip in accordance with the instructions printed thereon before Tuesday, 8 February, 2011. Shareholders who intend to appoint a proxy to attend EGM are requested to complete the proxy form in accordance with the instructions printed thereon. In the case of H Shares, the proxy form shall be lodged with the registrar of H Shares of the Company, Hong Kong Registrars Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, and in the case of A Shares, the proxy form shall be lodged with the Company's Board Secretary Office at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China 100082 as soon as possible and in any event not less than 24 hours before the time appointed for holding of the EGM or any adjournment thereof (as the case may be). Completion and return of the proxy form will not prevent you from attending and voting in person at the EGM or any adjournment if you so wish.

14 January 2011

* For identification purpose only

CONTENTS

Page

Definitions	ii

Letter from the Board	1

Introduction	1

Proposed Amendment to the Articles of Association	2

Proposed Issue of Debt Financing Instruments	3

EGM	4

Closure of H Share Register of Members	4

Recommendations	5

Notice of 2011 First Extraordinary General Meeting	6

- i -

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"A Share(s)"	the domestic shares issued by the Company and denominated in Renminbi and which are listed on the Shanghai Stock Exchange;

"A Shareholders"	holders of A Shares;

"ADS(s)"	the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with each ADS representing 25 H Shares;

"EGM"

the 2011 first extraordinary general meeting of the Company to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC on Monday, 28 February 2011 at 9:00 a.m.;

"Articles of Association"	the articles of association of the Company;

"Board"	the board of Directors;

"Company"

Aluminum Corporation of China Limited, a joint stock limited company established in the PRC, the A Shares, H Shares and ADS(s) of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively;

"Director(s)"	the director(s) of the Company;

"Group"	the Company and its subsidiaries;

- ii -

DEFINITIONS

"H Share(s)"

the overseas-listed foreign invested share(s) in the Company's share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars;

"H Shareholders"	holders of H Shares;

"HK$" or "HK dollars"	Hong Kong dollars, the lawful currency of Hong Kong;

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"Latest Practicable Date"	10 January 2011, being the latest practicable date for ascertaining certain information contained in this circular prior to its publication;

"PRC"	The People's Republic of China which, for the purposes of this circular, excludes Hong Kong, the Macau Special Administrative Region of the PRC and the Taiwan region;

"RMB"	Renminbi, the lawful currency of the PRC;

"Shareholder(s)"	A Shareholders and H Shareholders;

"Shares"	A Shares and H Shares;

"%"	per cent.

- iii -

LETTER FROM THE BOARD

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

Executive Directors:	Registered office:
Mr. Xiong Weiping	No. 62 North Xizhimen Street
Mr. Luo Jianchuan	Haidian District
Mr. Liu Xiangmin	Beijing
The People's Republic of China
Non-executive Directors:	Postal code: 100082
Mr. Shi Chungui
Mr. Lv Youging	Principal place of business:
No. 62 North Xizhimen Street
Independent non-executive Directors:	Haidian District
Mr. Zhang Zhuoyuan	Beijing
Mr. Wang Mengkui	The People's Republic of China
Mr. Zhu Demiao	Postal code: 100082

Principal place of business in Hong Kong:
Unit 3103, 31st Floor,
Office Tower, Convention Plaza
1 Harbour Road, Wanchai
Hong Kong

14 January 2011

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION; (2) PROPOSED ISSUE OF DEBT FINANCING INSTRUMENTS; AND NOTICE OF 2011 FIRST EGM

INTRODUCTION

The EGM is proposed to be held on Monday, 28 February 2011 at 9:00 a.m. at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC. The purpose of this circular is to provide you with (among others) information relating to the proposals for (1) the amendment to the Articles of Association; and (2) the issue of debt financing instruments to be proposed at the EGM.

* For identification purpose only

- 1 -

LETTER FROM THE BOARD

(1)	PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION

The Board proposes to include "the research and development, production and sales of comprehensive product utilization of ore tailings (including red mud)" (subject to the final approval on business scope by the industry and commerce registration authorities) into the Company's scope of business, and therefore proposes to amend the second paragraph of Article 13 of the Articles of Association as follows:

"The business scope of the Company include: exploration and mining of bauxite and other metal mines, limestone mines and coal mines; production and sale of bauxite and magnesite products, and other metal mines, smelted products and processed products; production and sales of coal; production and sale of carbon products, relevant non-ferrous products, water and electricity, industrial oxygen and nitrogen; production, sales, loading, unloading and transportation of autoclaved fly ash brick; production and sales of sulphuric acid(or hazardous chemical); electricity generation and sales; research and development, production and sales of comprehensive product utilization of ore tailings (including red mud); exploration design, construction and installation; manufacture, installation and maintenance of mechanical equipment, spare parts, non-standard equipment; repair of automobile and engineering machinery, manufacture and sale of automobile of special process; road transportation for cargo; installation, repair, inspection and sales of telecommunication and testing instruments; automatic measurement control, network, software system design and installation debugging; material inspection and analysis; operation of office automation and instruments; relevant technological development and technical service."

The Company confirms that there is nothing unusual about the proposed amendment to the Articles of Association for a company listed in Hong Kong.

The proposed amendment to the Articles of Association requires Shareholders' approval by way of a special resolution and shall come into effect upon completion of the relevant approval, filing and/or registration procedures in the PRC.

Note:

The Articles of Association are written in Chinese without an official English version. Therefore, the English translation is for reference only. In case of inconsistency, the Chinese version shall prevail.

- 2 -

LETTER FROM THE BOARD

(2)	PROPOSED ISSUE OF DEBT FINANCING INSTRUMENTS

The Board will propose a special resolution at the EGM to consider and approve the issue of debt financing instruments by the Company, details of which are set out as follows:

Based on the Company's future fund needs and the status for the registration and issuance of debt financing instruments, the Company plans to issue debt financing instruments in the inter-bank bond market in one or several tranches and the aggregate outstanding balance of all debt financing instruments shall be not more than RMB47 billion, the details of which are set out as follows:

1.

The Company has completed the issuance of the short-term bonds in the existing registered amount of RMB10 billion for a term of 1 year in 2010. The Company plans to conduct the re-issuance of all such short-term bonds upon their repayments in 2011 and the aggregate outstanding balance of such short-term bonds amounts to RMB10 billion.

2.

The Company has issued medium-term notes in an aggregate amount of RMB12 billion whereof RMB5 billion will expire in June 2011. The Company plans to conduct the re-issuance of such medium-term notes upon their repayments and the aggregate outstanding balance of such medium-term notes amounts to RMB12 billion.

3.

The Company plans to apply for an additional registered amount of not more than RMB25 billion for issuing debt financing instruments. The specific type and final registered amount of debt financing instruments will be determined according to the needs of the Company.

4.

The issuance rate of debt financing instruments shall be fixed and lower than the interest rates of the bank loans for the same period, which is favorable for the Company to control the financing costs against the backdrop of interest rate hike.

The planned increase of the registered amount for debt financing instruments shall be utilized by the Company based on its actual fund needs at appropriate timing and in appropriate types of issuance, and the proceeds will be used for replenishing the working capital and replacing the bank loans of the Company, so as to strictly control the size of the Company's total debts and minimize the finance costs.

- 3 -

LETTER FROM THE BOARD

EGM

The notice convening the EGM at which, among others, the aforesaid resolutions will be proposed are set out on pages 6 to 8 of this circular.

A proxy form for use at the EGM is enclosed. Whether or not you are able to attend the EGM in person, you are requested to complete and return the accompanying proxy form in accordance with the instructions printed thereon. In the case of H Shareholders, the proxy form shall be lodged with the Company's H Share Registrar in Hong Kong, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong; and in the case of A Shareholders, the proxy form shall be lodged with the Company's Board Secretary Office at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China 100082 as soon as possible and in any event not less than 24 hours before the time appointed for holding of the relevant meeting or any adjournment thereof (as the case may be). Completion and return of the proxy form will not prevent you from attending and voting in person at the meeting(s) or any adjournment if you so wish.

CLOSURE OF H SHARE REGISTER OF MEMBERS

The H Share register of members will be closed from Saturday, 29 January 2011 to Monday, 28 February 2011, both days inclusive, during which period no transfer of H Shares will be effected. Holders of H Shares whose names appear on the H Share register of members at 4:30 p.m. on Friday, 28 January 2011 are entitled to attend and vote at the EGM after completing the registration procedures for attending the meeting. In order for H Shareholders to be qualified for attendance at the EGM, all transfer documents accompanied by the relevant H share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Friday, 28 January, 2011 for registration.

- 4 -

LETTER FROM THE BOARD

RECOMMENDATIONS

The Directors consider that the proposals relating to (i) amendment to the Articles of Association; and (ii) issue of debt financing instruments are in the best interests of the Company and its Shareholders as a whole and accordingly recommend that all Shareholders, to vote in favour of all the aforesaid resolutions to be proposed at EGM.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

- 5 -

NOTICE OF 2011 FIRST EXTRAORDINARY GENERAL MEETING

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

NOTICE OF 2011 FIRST EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2011 First Extraordinary General Meeting (the "EGM") of Aluminum Corporation of China Limited (the "Company") will be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Monday, 28 February 2011 at 9:00 a.m. for the following purpose:

SPECIAL RESOLUTIONS

1.	(i)	To consider and approve the proposed amendment to the second paragraph of article 13 of the articles of association of the Company to read as follows:

"The business scope of the Company include: exploration and mining of bauxite and other metal mines, limestone mines and coal mines; production and sale of bauxite and magnesite products, and other metal mines, smelted products and processed products; production and sales of coal; production and sale of carbon products, relevant non-ferrous products, water and electricity, industrial oxygen and nitrogen; production, sales, loading, unloading and transportation of autoclaved fly ash brick; production and sales of sulphuric acid(or hazardous chemical); electricity generation and sales; research and development, production and sales of comprehensive product utilization of ore tailings (including red mud); exploration design, construction and installation; manufacture, installation and maintenance of mechanical equipment, spare parts, non-standard equipment; repair of automobile and engineering machinery, manufacture and sale of automobile of special process; road transportation for cargo; installation, repair, inspection and sales of telecommunication and testing instruments; automatic measurement control, network, software system design and installation debugging; material inspection and analysis; operation of office automation and instruments; relevant technological development and technical service."; and

(ii)

that the Chairman of the Company or other person authorized by the Chairman be and is hereby authorised to deal with on behalf of the Company the relevant filing, amendments and registration (where necessary) procedures and other related issues arising from the amendment to the articles of association of the Company.

* For identification purpose only

- 6 -

NOTICE OF 2011 FIRST EXTRAORDINARY GENERAL MEETING

2.	To consider and approve the following resolution by way of special resolution:

(i)

That during the period from the registration with the National Association of Financial Market Institutional Investors to the date on which the annual general meeting for the year ending 2011 is held, the Company be and is approved to issue debt financing instruments in inter-bank bond market in one or several tranches and the aggregate outstanding balance of such debt financing instruments shall not exceed RMB47 billion (including the issued short-term bonds and medium-term notes in an aggregate of RMB22 billion), details of which are set out in the section titled "Proposed Issuance of Debt Financing Instruments" in the circular of the Company dated 14 January 2011; and

(ii)

that the Chairman of the Company or other person authorized by the Chairman, taking into account the needs of the Company, be authorized to approve the types, specific terms and conditions for the issue of debt financing instruments and other matters relating thereto (including but not limited to, the determination of the type, amount, interest rate, term, rating, use of proceeds), deal with approval matters, engage intermediary institutions, submit relevant application documents to the regulatory authorities for approvals, and execute requisite legal documents in connection with the issuance of the debt financing instruments and make relevant disclosure in accordance with regulatory requirements.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
14 January 2011

- 7 -

NOTICE OF 2011 FIRST EXTRAORDINARY GENERAL MEETING

Notes:

(a)

The H Share register of members of the Company will be closed from Saturday, 29 January 2011 to Monday, 28 February 2011, both days inclusive, during which period no transfer of the Company's H Shares will be effected. Holders of H Shares whose names appear on the H Share register of members of the Company at 4:30 p.m. on Friday, 28 January 2011 are entitled to attend the EGM. In order for holders of H Shares to be eligible to attend the EGM, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Friday, 28 January 2011 for registration.

(b)

Holders of A Shares or H Shares, who intend to attend the EGM, must complete the reply slip for attending the EGM and return them to the Company's Board Secretary Office no later than 20 days before the date of the EGM, i.e. no later than Tuesday, 8 February 2011.

Details of the Company's Board Secretary Office are as follows:

No. 62 North Xizhimen Street,
Haidian District, Beijing,
The People's Republic of China
Postal Code: 100082
Tel: (8610) 8229 8150/8162
Fax: (8610) 8229 8158

(c)

Each holder of H Shares who has the right to attend and vote at the EGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the EGM.

(d)

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)

To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the EGM or any adjournment thereof in order for such document to be valid.

(f)

Each holder of A Shares which is entitled to attend the EGM and is entitled to vote is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the EGM, and Notes (c) to (d) also apply to holders of A Shares, except that the proxy form or other documents of authority must be delivered to the Company's Board Secretary Office, the address of which is set out in Note (b) above, not less than 24 hours before the time for holding the EGM or any adjournment thereof, in order for such documents to be valid.

(g)

If a proxy attends the EGM on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the EGM, such representative should produce his/her ID card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the authorisation issued by such legal person shareholder.

(h)	Shareholders attending the EGM are responsible for their own transportation and accommodation expenses.

(i)	All votings at the EGM will be conducted by a poll.

- 8 -

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary